Filed Pursuant to Rule 433
Registration No. 333-253071
November 16, 2021

TAPESTRY, INC.

PRICING TERM SHEET

November 16, 2021

$500,000,000 3.050% Senior Notes due 2032

Issuer:	Tapestry, Inc.

Securities:	3.050% Senior Notes due 2032 (the “Notes”)

Trade Date:	November 16, 2021

Settlement Date:	December 1, 2021 (T+10)

Size:	$500,000,000

Maturity:	March 15, 2032

Coupon (Interest Rate):	3.050%

Yield to Maturity:	3.084%

Spread to Benchmark Treasury:	+145 basis points

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Price and Yield:	97-20; 1.634%

Interest Payment Dates:	Semi-annually on each March 15 and September 15 of each year, commencing on March 15, 2022

Make-whole Call:
The Notes will be redeemable as a whole or in part from settlement until December 15, 2031 (the date that is three months prior to the scheduled maturity date), at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum, as determined by a Quotation Agent (as defined in the Prospectus Supplement), of the present values of the remaining scheduled payments of principal and interest thereon that would have been payable in respect of such Notes calculated as if the maturity date of such Notes was December 15, 2031 (not including any portion of payments of interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis at the Adjusted Treasury Rate (as defined in the Prospectus Supplement) plus 25 basis points, plus, in the case of each of (i) and (ii), accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption.

Par Call:	On or after December 15, 2031

Price to Public:	99.705%

Underwriting Discount:	0.650%

Net Proceeds to Issuer before Expenses:	$495,275,000

CUSIP Number:	876030AA5

ISIN Number:	US876030AA54

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

Book-Running Managers:	BofA Securities, Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Citigroup Global Markets Inc. TD Securities (USA) LLC

Senior Co-Managers:	Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Loop Capital Markets LLC MUFG Securities Americas Inc. PNC Capital Markets LLC

We expect that delivery of the notes will be made against payment therefor on or about December 1, 2021, which will be the tenth business day following the date of the pricing of the Notes (this settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers who wish to trade the Notes prior to two business days before delivery should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, BofA Securities, Inc., HSBC Securities (USA) Inc. or J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. (call 1-800-294-1322 or e-mail dg.prospectus_requests@bofa.com), HSBC Securities (USA) Inc. (call toll free 1-866-811-8049) or J.P. Morgan Securities LLC (call collect 1-212-834-4533).

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying base prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying base prospectus to the extent inconsistent with the information in the preliminary prospectus supplement and the accompanying base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM